                                [TYY Letterhead]

                                  June 19, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Greene

         Re: Tortoise Energy Capital Corporation - Shelf Registration Statement
             on Form N-2 (File Nos. 333-149315 & 811-21725)
             (the "Shelf Registration Statement")

To the Commission:

         Pursuant to Rule 461 under the  Securities Act of 1933, as amended (the
"1933 Act"), the Tortoise Energy Capital  Corporation (the "Registrant")  hereby requests that the effective date of the Shelf Registration Statement referred to above be accelerated  so that it will be declared  effective at 4:00 pm (Eastern
Time) on June 19, 2008, or as soon as practicable thereafter, after notification by telephone to the Staff that the Shelf  Registration  Statement is correct and complete with the exception of  information  omitted in reliance upon Rule 430A, which will be provided in a final  prospectus  or  prospectus  supplement at the time of  offering.  As of the date  above,  there is no  managing  or  principal underwriter  for any of the  Registrant's  securities  that may be offered on an immediate,  continuous  or  delayed  basis  pursuant  to the Shelf  Registration
Statement referenced above. Future managing or principal  underwriters,  if any, will  be  identified  in a  prospectus  supplement  to  the  Shelf  Registration
Statement at the time of offering.

         With  respect  to the  Registrant's  request  for  acceleration  of the effective date of the Shelf Registration  Statement,  please be advised that the
Registrant acknowledges that:

         (1) the Registrant is responsible  for the adequacy and accuracy of the disclosure in the filing;

         (2) should the  Commission or the Staff,  acting  pursuant to delegated authority,  declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;

         (3) the action of the  Commission  or the  Staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
June 19, 2008

         (4) the  Registrant  may not  assert  this  action as a defense  in any proceeding  initiated  by  the  Commission  or  any  person  under  the  federal securities laws of the United States.

                                       Sincerely,

                                       TORTOISE ENERGY CAPITAL CORPORATION

                                       By:  /s/ P. Bradley Adams
                                          --------------------------------
                                          P. Bradley Adams, Assistant Treasurer